Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-82046

PROSPECTUS SUPPLEMENT
(To prospectus dated February 7, 2003)

                     UP TO 5,058,827 SHARES OF COMMON STOCK

         AND WARRANTS TO PURCHASE UP TO 1,141,182 SHARES OF COMMON STOCK

                                       OF

                               PHARMOS CORPORATION

This prospectus supplement relates to an offering by us on a "best efforts" basis of up to 5,058,827 shares of our common stock at a purchase price of $0.85 per share, and warrants to purchase up to 1,011,770 shares of our common stock at an exercise price of $1.25 per share, to certain institutional investors for aggregate proceeds of approximately $4,300,000. In connection with this offering, we will pay fees and issue up to 129,412 warrants to Rodman & Renshaw, Inc., as exclusive placement agent. See "Plan of Distribution" on page 3 for more information regarding these arrangements.

You should read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, carefully before you invest. Such documents contain information you should consider when making your investment decision. The information included in the registration statement on Form S-3, as amended (No. 333-82046), filed with the Securities and Exchange Commission on January 15, 2003, is hereby incorporated by reference into this prospectus supplement.

Our common stock is traded on the Nasdaq SmallCap Market under the symbol "PARS" and on Nasdaq Europe under the symbol "PHRM." The closing price of the common stock on the Nasdaq SmallCap Market on March 3, 2003 was $1.00, and the closing price of the common stock on Nasdaq Europe on March 3, 2003 was $1.15.

   INVESTING IN OUR COMMON STOCK AND WARRANTS INVOLVES A HIGH DEGREE OF RISK.
      SEE THE RISK FACTORS IN THE ACCOMPANYING PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE THEREIN TO READ ABOUT FACTORS YOU SHOULD CONSIDER
             BEFORE BUYING SHARES OF OUR COMMON STOCK AND WARRANTS.

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     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
  COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE
     ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING
      PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   ----------

             The date of this prospectus supplement is March 4, 2003

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                             RODMAN & RENSHAW, INC.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under the shelf registration process, we may sell any combination of the securities described in the accompanying prospectus up to a total dollar amount of $25,000,000, of which this offering is a part. No securities have been previously sold under our shelf registration statement.

In the prospectus, we provide you with a general description of the shares of our common stock that we are offering. We additionally describe in this prospectus supplement the warrants that we are offering with the common stock and specific information about the terms of this offering. Both this prospectus supplement and the accompanying prospectus include important information about us and about our common stock and warrants and other information you should know before investing. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement.

You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described under the heading "Incorporation of Certain Documents by Reference" on page 3 of the accompanying prospectus before investing in our common stock and warrants. In addition to the documents listed on page 3 of the accompanying prospectus and future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, we are also incorporating by reference our current report on Form 8-K filed on March 4, 2003, which includes as exhibits the form of warrant for this offering and the placement agent agreement we have entered into with Rodman & Renshaw, Inc., the placement agent for this offering.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus that is also part of this document. We have not authorized anyone to provide information different from that contained or incorporated in this prospectus supplement and the accompanying prospectus. We are offering to sell shares of common stock and warrants only in jurisdictions where offers and sales are permitted. The information contained or incorporated in this prospectus supplement and the accompanying prospectus is accurate only as of the date of such information, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our common stock and warrants.

                               RECENT DEVELOPMENTS

On February 18, 2003, Pharmos announced that the Food and Drug Administration
(FDA) accepted its Investigational New Drug (IND) application for the clinical development of dexanabinol for the treatment of traumatic brain injury (TBI) in the U.S. IND acceptance enables us to proceed with its plans to recruit U.S. neurotrauma centers into our ongoing international pivotal Phase III study. We are cooperating with the American Brain Injury Consortium in selecting the U.S. centers. Total enrollment of approximately 860 patients for the clinical trial is anticipated to be completed in 2003, and to date more than 500 patients have been enrolled in over 60 centers throughout 11 European countries, Israel and Australia.

On March 4, 2003, Pharmos announced that it redeemed the balance of its $3.5 million original principal amount 6% convertible debentures due June 2003 for approximately $3.8 million, including accrued and unpaid interest.

                                 USE OF PROCEEDS

If we were to sell 5,058,827 shares of our common stock pursuant to this offering, the proceeds to us from this offering, before deducting the estimated placement agent fees and our estimated offering expenses, will be approximately $4,300,000 based upon the public offering price of $0.85 per share. Our exclusive placement agent, Rodman & Renshaw, Inc. will be working solely on a "best efforts" basis and therefore, we may not sell the entire amount of shares of our common stock offered pursuant to this prospectus. We plan to use the net proceeds we raise for general corporate purposes, research and product development activities (potentially including the acquisition of new technologies), conducting preclinical studies and clinical trials, and for the equipping of facilities.


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

Pending application of the proceeds of sale of securities, Pharmos intends to divest the net proceeds of the sale in short-term, investment-grade, U.S. dollar-denominated, interest-bearing instruments.

                                    DILUTION

The net tangible book value of our common stock on September 30, 2002 was $16,429,079, or approximately $0.29 per share. Net tangible book value per share represents the amount of our total tangible assets, less our total liabilities, divided by the total number of shares of our common stock outstanding. Dilution in net tangible book value per share to new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. Without taking into account any other changes in net tangible book value after September 30, 2002, other than the sale of the 5,058,827 shares of common stock offered by us under this prospectus supplement at a price of $0.85 per share and after deducting the estimated placement agent fees and estimated offering expenses payable by us, our net tangible book value would have been $20,619,081, or approximately $0.33 per share. This represents an immediate accretion in net tangible book value of approximately $0.04 per share to existing stockholders and an immediate dilution in net tangible book value of $0.52 per share to new investors.

                               PLAN OF DISTRIBUTION

This prospectus supplement relates to an offering by us on a "best efforts" basis of up to 5,058,827 shares of our common stock at a purchase price of $0.85 per share and warrants to purchase up to 1,011,770 shares of our common stock at an exercise price of $1.25 per share, to certain individual and institutional investors for aggregate proceeds of approximately $4,300,000. Investors participating in the offering will receive warrants to purchase up to 1 share of common stock for every 5 shares of common stock purchased in the offering. In connection with this offering, we will pay fees and issue up to 129,412 warrants to Rodman & Renshaw, Inc., our exclusive placement agent ("Rodman"), who will be working solely on a "best efforts" basis. Therefore, we may not sell the entire amount of shares of our common stock and warrants offered pursuant to this prospectus supplement.

Rodman may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended, or the Securities Act, and any commissions received by it and any profit realized on the resale of the securities sold by it while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. As underwriters, Rodman would be required to comply with the requirements of the Securities Act and the Securities Exchange Act of 1934, as amended, or the Exchange Act, including, without limitation, Rule 415(a)(4) under the Securities Act and Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of shares of common stock and warrants by Rodman. Under these rules and regulations, Rodman:

      o may not engage in any stabilization activity in connection with our securities; and

      o may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until such it has completed its participation in the distribution.

On February 28, 2003, we entered into a letter agreement with Rodman pursuant to which Rodman agreed to act as an exclusive placement agent for purchasers of our securities pursuant to our existing shelf registration statement, file no. 333-82046, for a period of two weeks, and thereafter shall act as a non-exclusive placement agent. Pursuant to the agreement, we will pay Rodman at each closing a cash fee equal to 5% of all cash proceeds received by us from investors introduced to us by Rodman, excluding certain investors who had a preexisting relationship with Pharmos, and a number of five-year warrants equal to 5% of the number of shares of common stock actually sold to the public through Rodman. We anticipate that two such investors may invest as much as $2.1 million of the $4.3 million of our securities included in this offering, so that Rodman's fees and warrants would be based on gross proceeds of approximately $2.2 million.


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

The warrants to be issued to Rodman as part of the placement agent's fee will not be exercisable for a period of one year following the date of this prospectus supplement and will be restricted from sale, transfer, assignment or hypothecation during such one year period except to officers or partners (not directors) of Rodman pursuant to Rule 2710(c)(7)(A) of the NASD Conduct Rules. We have also agreed to pay to Rodman a non-accountable expense allowance equal to 2% of the gross offering proceeds to Pharmos, with an overall limit of $10,000. Under no circumstances, however, will the fee, commission or discount received by Rodman or any other NASD member or independent broker-dealer exceed 8% for the sale of any securities in this offering.

We have also agreed to indemnify Rodman against certain liabilities, including liabilities under the Securities Act, or to contribute to payments Rodman may be required to make in respect of such liabilities.

In addition, we estimate that our share of the total expenses of this offering, excluding the finder fees and expense reimbursements, will be approximately $5,000.

The placement agent agreement with Rodman is included as an exhibit to the Form 8-K we filed on March 4, 2003, which is incorporated by reference into the prospectus and this prospectus supplement.

                             DESCRIPTION OF WARRANTS

This prospectus supplement relates to the issuance of warrants to purchase up to 1,141,182 shares of our common stock and the issuance of the shares of common stock upon exercise of the warrants. The warrants to be issued to investors will have an exercise price of $1.25 per share and are immediately exercisable. The warrants will expire if not exercised within four years of their date of issuance. The warrants to be issued to Rodman, as placement agent, will not be exercisable for a period of one year from the date of this prospectus supplement and will expire if not exercised within five years of their date of issuance.

The shares our common stock underlying the warrants, when issued upon exercise of the warrants, will be fully paid and nonassessable, and we will pay any transfer tax incurred as a result of the issuance of the underlying common stock except for any tax payable in respect of any transfer in a name other than the holders.

The warrants contain provisions that protect the holders against dilution by adjustment of the exercise price and the number of shares issuable. Such adjustments will occur in the event, among others, of a:

      o     merger,

      o     stock split or reverse stock split,

      o     stock dividend,

      o     sale or transfer of all or substantially all of assets,

      o     recapitalization, or

      o     distribution of assets (other than a liquidation).

We are not required to issue fractional shares upon the exercise of the warrants. The holders of the warrants will not possess any rights as shareholders of Pharmos Corporation until such holders exercise the warrants.

Each warrant may be exercised upon surrender of the warrant on or before the expiration date of the warrant at our offices with the Form of Election to Purchase attached to the warrant completed and executed as indicated, accompany by payment of the exercise price in immediately available funds, by certified or bank draft or by wire transfer to an account designated by us, for the number of shares with respect to which the warrant is being exercised. We will promptly deliver certificates representing the purchased shares to the registered holder of the warrant, registered in the name specified in the Form of Election to Purchase. The warrants do not contain provisions for cashless exercise and there is no minimum or maximum amount which may be exercised at any one time.


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

The warrants may not be transferred or assigned without our prior written consent except in certain limited circumstances. We shall register the transfer or assignment of any portion of a warrant in the warrant register upon surrender of the warrant at our offices with the Form of Assignment attached to the warrant completed and executed as indicated. Upon any such transfer or assignment, a new warrant evidencing the portion transferred shall be issued to the transferee, and a new warrant evidencing the remaining portion not transferred shall be issued to the transferor. Each warrant is exchangeable, upon surrender of the warrant at our offices, for one or more new warrants, evidencing in the aggregate the right to purchase the number of shares of our common stock which may then be purchased pursuant to the warrant.

For the life of the warrants, the holders of the warrants have the opportunity to profit from a rise in the market price of our common stock without assuming the risk of ownership of the shares of the underlying common stock. The warrant holders may be expected to exercise the warrants at a time when we would, in all likelihood, be able to obtain any needed capital by an offering of our common stock on terms more favorable than those provided for by the warrants. Furthermore, the terms on which we obtain additional capital during the life of the warrants may be adversely affected.

The warrants will not be listed on any exchange or quotation system. We will act as warrant agent under the warrants.

The form of warrant is included as an exhibit to the Form 8-K we filed on March 4, 2003, which is incorporated by reference into the prospectus and this prospectus supplement.


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